CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the first quarter ended June 27, 2021
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated August 10, 2021 and provides information concerning our results of operations and financial condition for the first quarter ended June 27, 2021. All figures are presented in Canadian (“CAD”) dollars, unless otherwise noted. You should read this MD&A together with our unaudited condensed consolidated interim financial statements as at and for the first quarter ended June 27, 2021 (“Interim Financial Statements”) and our audited consolidated financial statements and the related notes for the fiscal year ended March 28, 2021 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including our Annual Report on Form 20-F for the fiscal year ended March 28, 2021 (“Annual Report”).
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this MD&A and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan and our growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:
•our ability to continue operating our business amid the societal and economic disruption caused by the novel coronavirus pandemic (“COVID-19”);
•our ability to implement our growth strategies;
•our ability to maintain strong business relationships with our customers, suppliers, wholesalers, and distributors;
•our ability to keep pace with changing consumer preferences;
•our ability to protect our intellectual property; and
•the absence of material adverse changes in our industry or the global economy.

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By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report and other risk factors described herein, which include, but are not limited to, the following risks:
•risks and global disruptions, associated with the ongoing COVID-19 pandemic; which may further affect general economic conditions, including discretionary consumer spending;
•additional potential or extended closures of our retail stores and the retail stores of our wholesale partners as a result of COVID-19 related restrictions imposed by local authorities;
•we may not open new retail stores or expand e-Commerce access on our planned timelines;
•we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;
•unanticipated changes in the effective tax rate or adverse outcomes from audit examinations of corporate income or other tax returns;
•our indebtedness may adversely affect our financial condition;
•global political events, including the impact of political disruptions and protests; which may cause business interruptions;
•our ability to procure high quality raw materials and certain finished goods globally;
•our ability to forecast our inventory need and to manage our product distribution networks;
•the success of our business strategy;
•our ability to manage our exposure to data security and cyber security events;
•fluctuations in raw material costs, interest rates and currency exchange rates; and
•we may be unable to maintain effective internal controls over financial reporting.
Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or

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the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.
BASIS OF PRESENTATION
The Interim Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and are presented in millions of Canadian dollars, except where otherwise indicated. The Interim Financial Statements do not include all of the information required for Annual Financial Statements and should be read in conjunction with the Annual Financial Statements. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures” below.
All references to “$”, “CAD” and “dollars” refer to Canadian dollars, “USD” and “US$” refer to U.S. dollars, “GBP” refer to British pounds sterling, “EUR” refer to euros, “CHF” refer to Swiss francs, “CNY” refer to Chinese yuan, ”RMB” refer to Chinese renminbi and “HKD” refer to Hong Kong dollars unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding.
All references to “fiscal 2019” are to the Company’s fiscal year ended March 31, 2019; “fiscal 2020” are to the Company’s fiscal year ended March 29, 2020; to “fiscal 2021” are to the Company’s fiscal year ended March 28, 2021; and to “fiscal 2022” are to the Company’s fiscal year ending April 3, 2022.
Certain comparative figures have been reclassified to conform with the current year presentation.

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SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the first quarter ended June 27, 2021 compared to the first quarter ended June 28, 2020, and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages. See “Results of Operations” for additional details.

CAD $ millions (except per share data)	First quarter ended
	June 27, 2021	June 28, 2020	% Change
Statement of Operations data:
Revenue	56.3	26.1	115.7%
Gross profit	30.7	4.8	539.6%
Gross margin	54.5%	18.4%	3,610 bps
Operating loss	(60.7)	(59.3)	(2.4)%
Net loss	(56.7)	(50.1)	(13.2)%
Loss per share
Basic and diluted	$(0.51)	$(0.46)	10.9%
Non-IFRS Financial Measures:(1)
EBIT	(60.7)	(59.3)	(2.4)%
Adjusted EBIT	(60.2)	(46.5)	(29.5)%
Adjusted EBIT margin	(106.9)%	(178.2)%	7,130 bps
Adjusted net loss	(50.0)	(38.4)	(30.2)%
Adjusted net loss per basic and diluted share	$(0.45)	$(0.35)	(28.6)%
(1)See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
Segments
Our reporting segments align with our sales channels: Direct-to-Consumer (“DTC”), Wholesale, and Other. We measure each reportable operating segment’s performance based on revenue and operating income. As at June 27, 2021, our DTC segment included sales to customers through our 51 national e-Commerce markets and 30 directly operated retail stores across North America, Europe, and Asia Pacific. Through our Wholesale segment, we sell to a mix of retailers and international distributors. The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale channels, such as sales to employees and SG&A expenses.
Factors Affecting our Performance
We believe that our performance depends on many factors including those discussed below.
•COVID-19 pandemic. Globally, public health officials have imposed restrictions and recommended precautions to mitigate the spread of COVID-19, resulting in temporary closures of our retail locations as well as reduced traffic and store productivity, similarly impacting our wholesale partners. We have also experienced a significant reduction in the capacity of our supply chain, including our facilities, due to distancing measures. We expect to return to more normal levels of production as restrictions and recommended precautions are lifted. We will continue to leverage our subcontractor network to ensure supply is balanced with demand. These circumstances have had material adverse consequences on

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our results of operations for the first quarter ended June 27, 2021 and are likely to negatively impact future fiscal periods as disruptions and prolonged consequences continue. The extent of the impact will depend on future developments, which are highly uncertain and out of our control, including, among others, the duration and intensity of the pandemic, the emergence and spreading of variants and mutations of the virus, the pace of roll-out of the vaccination programs and rates of participation therein.
Across our global store network, approximately 20% of total trading days were lost to temporary closures in the first quarter of fiscal 2022, compared to approximately 60% in the comparative quarter. All of our retail stores are operating as at August 10, 2021. All our manufacturing facilities were operating as at June 27, 2021 at lower output levels than historically realized to ensure appropriate distancing measures were in place. It is possible that further closures may be required in the countries in which we operate, impacting our retail stores and manufacturing facilities as well as our wholesale partners.
We also received rent concessions in the form of abatements and deferrals and will consider seeking further rent relief as we continue to monitor the impact of COVID-19. Rent concessions of $0.2m were recognized in the statement of loss for the first quarter ended June 27, 2021.
•Growth investments. In the early stages of the COVID-19 pandemic at the height of first wave retail closures, discretionary selling, general & administrative (“SG&A”) expenses spend was reduced significantly. As distribution and sales recover, we expect to make significant SG&A investments ahead of revenue growth in certain areas, including brand and demand building, and this may continue going forward. We will be guided by our view of opportunities to deliver on our growth strategy.
•Global political events and other disruptions. We are conscious of risks related to social, economic, and political instability, including geopolitical tensions, regulatory matters, market volatility, and social unrest that are affecting consumer spending in certain countries and travel corridors. We have been, and may in the future be, impacted by widespread protests and other disruptions. To the extent that such disruptions persist, we expect that operations and traffic at our retail stores may be impacted.
•Growth in our DTC Channel. We plan to continue executing our global strategy through retail and e-Commerce expansion, though the scale of such expansion has been impacted and may be delayed due to COVID-19.
•New Products. We intend to continue investing in innovation and the development and introduction of new products across styles, uses, and climates. Additionally, we continue to sell Baffin branded footwear through Baffin’s own distinct sales channels. We are also developing a separate Canada Goose footwear offering for cold weather which is planned for commercial launch in Fall / Winter 2021. We expect that certain new products may carry a lower gross margin per unit relative to our long-standing styles which are produced in significantly higher volumes.

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•Seasonality. We experience seasonal fluctuations in our revenue and operating results and have historically realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters, and our annual DTC revenue in our third and fourth fiscal quarters. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience negative and substantially reduced net income and adjusted EBIT(1) in the first and fourth quarters, respectively. As a result of our seasonality, changes that impact gross margin and adjusted EBIT(1) can have a disproportionate impact on the quarterly results when they are recorded in our off-peak revenue periods.
(1)    Adjusted EBIT is a non-IFRS measure. See “Non-IFRS Financial Measures” for a description of these measures.
Guided by expected demand and wholesale orders, we typically manufacture on a linear basis throughout the fiscal year. Net working capital requirements typically increase as inventory builds. We finance these needs through a combination of cash on hand and borrowings on the Revolving Facility (as defined below) and the uncommitted loan facility in Mainland China (the “Mainland China Facility”). Historically, cash flows from operations have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
•Developments in international trade. We continue to monitor the impact on our operations in Europe and the U.K. as a result of the British exit from the European Union (“Brexit”). Our preparations for Brexit included, among other activities, opening a third-party logistics facility early in fiscal 2021, advanced inventory staging in the U.K. in the event of disruptions to the flow of goods, and adding processes to utilize duty savings under the Canada-U.K. Continuity Trade Agreement. Duty savings continue for U.S. shipments under the United States-Mexico-Canada Agreement. We monitor developments in international trade in countries where we operate that could have an impact on our business.
•Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2021, 2020, and 2019, we generated 67.9%, 62.3%, and 58.0%, respectively, of our revenue in currencies other than Canadian dollars. Historically, most of our wholesale revenue was derived from orders made prior to the beginning of the fiscal year. This high degree of visibility into our anticipated future cash flows from wholesale operations is now significantly less certain given the COVID-19 disruptions. Most of our raw materials are sourced outside of Canada, primarily in U.S. dollars, and SG&A expenses are typically denominated in the currency of the country in which they are incurred. As part of our risk management program, we have entered into foreign exchange derivative contracts to manage certain of our exposures to exchange rate fluctuations for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. We continue to monitor our risk management program to take into account the prevailing global uncertainty of COVID-19.
We are exposed to translation and transaction risks associated with foreign currency exchange fluctuations on the Chinese renminbi denominated principal and interest amounts payable on our Mainland China Facility and U.S. dollar denominated principal and interest amounts payable on our Revolving Facility and senior secured term loan facility (the “Term Loan Facility”). The Company has entered into foreign exchange forward contracts to hedge

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a portion of the exposure to foreign currency exchange risk on the principal amount of the Term Loan Facility. See “Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk” below.
The main foreign currency exchange rates that impact our business and operations as at and for the first quarter ended June 27, 2021 and for the year ended March 28, 2021 are summarized below:

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2022
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2022	June 27, 2021
USD/CAD	1.2280	—	—	—	1.2280	1.2294
EUR/CAD	1.4804	—	—	—	1.4804	1.4685
GBP/CAD	1.7170	—	—	—	1.7170	1.7088
CHF/CAD	1.3485	—	—	—	1.3485	1.3409
CNY/CAD	0.1902	—	—	—	0.1902	0.1905
HKD/CAD	0.1581	—	—	—	0.1581	0.1584

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2021
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2021	March 28, 2021
USD/CAD	1.3859	1.3316	1.3030	1.2666	1.3218	1.2580
EUR/CAD	1.5256	1.5579	1.5537	1.5267	1.5410	1.4831
GBP/CAD	1.7203	1.7212	1.7207	1.7461	1.7271	1.7345
CHF/CAD	1.4378	1.4486	1.4417	1.4003	1.4321	1.3384
CNY/CAD	0.1955	0.1926	0.1967	0.1955	0.1951	0.1923
HKD/CAD	0.1788	0.1718	0.1681	0.1633	0.1705	0.1619
    Source: Bank of Canada

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Components of Our Results of Operations
Revenue
The DTC segment comprises sales through country-specific e-Commerce platforms and its Company-operated retail stores located in luxury shopping locations. Revenue through e-Commerce operations and retail stores is recognized upon delivery of the goods to the customer and when consideration is received, net of an estimated provision for sales returns.
The Wholesale segment comprises sales made to a mix of functional and fashionable retailers, including major luxury department stores, outdoor specialty stores, and individual shops, and to international distributors, who are partners that have exclusive rights to an entire market. Wholesale revenue from the sale of goods, net of an estimated provision for sales returns, discounts, and allowances, is recognized when control of the goods has been transferred to the reseller, which, depending on the terms of the agreement with the reseller, occurs when the products have been shipped to the reseller, are picked up from our third party warehouse, or arrive at the reseller’s facilities.
The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale channels, such as sales to employees and SG&A expenses. The Other segment includes the cost of marketing expenditures to build brand awareness and demand across all segments, corporate costs in support of manufacturing operations, other corporate costs, and foreign exchange gains and losses not specifically associated with DTC or Wholesale segment operations.
Within the Other segment, comparative information also includes sales of personal protective equipment ("PPE") in response to COVID-19 along with costs incurred as a consequence of the COVID-19 pandemic including overhead costs resulting from the temporary closure of our manufacturing facilities.
Gross Profit
Gross profit is our revenue less cost of sales. Cost of sales comprises the cost of manufacturing our products, including raw materials, direct labour, and overhead, plus freight, duties, and non-refundable taxes incurred in delivering the goods to distribution centres managed by third parties or to our retail stores. Cost of sales also includes depreciation on our manufacturing right-of-use assets and plant assets as well as inventory provisions, and allowances related to obsolescence and shrinkage. The primary drivers of our cost of sales are the costs of raw materials (which are sourced in both Canadian dollars and U.S. dollars), manufacturing labour rates in the provinces of Canada, and the allocation of overhead. Gross margin measures our gross profit as a percentage of revenue.

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SG&A Expenses
SG&A expenses consist of selling costs to support our customer relationships and to deliver our products to our e-Commerce customers, retail stores, and wholesale partners. It also includes our marketing and brand investment activities and the corporate infrastructure required to support our ongoing operations. Incurred product development costs, primarily employee salaries and benefits, are also recognized in SG&A expenses. Foreign exchange gains and losses are recorded in SG&A expenses and comprise the translation of assets and liabilities denominated in currencies other than the functional currency of the Company or its subsidiaries, including cash balances, the Mainland China Facility, the Term Loan Facility, a portion of our Revolving Facility, mark-to-market adjustments on derivative contracts, gains or losses associated with our term loan hedges, and realized gains on settlement of foreign currency denominated assets and liabilities.
Selling costs, other than headcount-related costs, generally correlate to revenue timing and would typically experience similar seasonal trends. As a percentage of sales, we expect these selling costs to change as our business evolves. This change has been and is expected to be primarily driven by the expansion of our DTC segment, including the investment required to support e-Commerce sites and retail stores. Retail store costs are mostly fixed and are incurred throughout the year.
General and administrative expenses represent costs incurred in our corporate offices, primarily related to marketing, personnel costs (including salaries, variable incentive compensation, benefits, and share-based compensation), technology support, and other professional service costs. We have invested considerably in this area to support the growing volume and complexity of our business and anticipate continuing to do so in the future.
Depreciation and amortization
Depreciation and amortization represent the economic benefit incurred in using the Company’s property, plant and equipment, intangible assets, and right-of-use assets. We expect depreciation and amortization to increase, primarily driven by the expansion of our DTC segment and information technology-related expenditures to support growth.
Operating Income
Operating income is our gross profit less SG&A expenses and depreciation and amortization.
Net interest, finance and other costs
Net interest, finance and other costs represents interest expense on our borrowings including the Mainland China Facility, the Revolving Facility, the Term Loan Facility, and lease liabilities, as well as standby fees, net of interest income. In addition, corporate restructuring costs were recognized in fiscal 2021.
Income Taxes
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events.

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For the first quarter ended June 27, 2021 compared to the first quarter ended June 28, 2020
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	First quarter ended		$ Change	% Change
	June 27, 2021	June 28, 2020
Statement of Operations data:
Revenue	56.3	26.1	30.2	115.7%
Cost of sales	25.6	21.3	(4.3)	(20.2)%
Gross profit	30.7	4.8	25.9	539.6%
Gross margin	54.5%	18.4%		3,610 bps
SG&A expenses	71.6	48.6	(23.0)	(47.3)%
SG&A expenses as % of revenue	127.2%	186.2%		5,900 bps
Depreciation and amortization	19.8	15.5	(4.3)	(27.7)%
Operating loss	(60.7)	(59.3)	(1.4)	(2.4)%
Operating margin	(107.8)%	(227.2)%		11,940 bps
Net interest, finance and other costs	16.5	6.7	(9.8)	(146.3)%
Loss before income taxes	(77.2)	(66.0)	(11.2)	(17.0)%
Income tax recovery	(20.5)	(15.9)	4.6	28.9%
Effective tax rate	26.6%	24.1%		(250) bps
Net loss	(56.7)	(50.1)	(6.6)	(13.2)%
Other comprehensive (loss) income	(1.7)	2.0	(3.7)	(185.0)%
Comprehensive loss	(58.4)	(48.1)	(10.3)	(21.4)%
Loss per share
Basic and diluted	$(0.51)	$(0.46)	(0.05)	10.9%
Weighted average number of shares outstanding
Basic and diluted	110,504,248	110,080,288
Non-IFRS Financial Measures:(1)
EBIT	(60.7)	(59.3)	(1.4)	(2.4)%
Adjusted EBIT	(60.2)	(46.5)	(13.7)	(29.5)%
Adjusted EBIT margin	(106.9)%	(178.2)%		7,130 bps
Adjusted net loss	(50.0)	(38.4)	(11.6)	(30.2)%
Adjusted net loss per basic and diluted share	$(0.45)	$(0.35)	(0.10)	(28.6)%
(1)See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

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Revenue
Revenue for the first quarter ended June 27, 2021 was $56.3m, an increase of $30.2m, or 115.7%, from $26.1m for the first quarter ended June 28, 2020. Revenue generated from our DTC channel represented 52.2% of total revenue for the first quarter ended June 27, 2021 compared to 39.8% for the first quarter ended June 28, 2020. On a constant currency(1) basis, revenue increased by 117.6% for the first quarter ended June 27, 2021 compared to the first quarter ended June 28, 2020.

	First quarter ended		$ Change			% Change
CAD $ millions	June 27, 2021	June 28, 2020	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency(1)
DTC	29.4	10.4	19.0	0.4	19.4	182.7%	186.5%
Wholesale	25.8	8.7	17.1	0.1	17.2	196.6%	197.7%
Other	1.1	7.0	(5.9)	—	(5.9)	(84.3)%	(84.3)%
Total revenue	56.3	26.1	30.2	0.5	30.7	115.7%	117.6%
(1)Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of this measure.
DTC
Revenue from our DTC segment was $29.4m for the first quarter ended June 27, 2021 compared to $10.4m for the first quarter ended June 28, 2020. The increase of $19.0m was attributable to an increase in existing store sales, e-Commerce growth of 80.8% across all major markets and new retail expansion, despite continued store traffic headwinds. In the comparative quarter, the majority of our retail stores faced closures due to COVID-19 related disruptions. All of our stores in North America, Europe and certain countries in Asia Pacific were closed for the majority of the first quarter ended June 28, 2020, compared to partial closures, limited occupancy levels and reduced operating hours in Canada and Europe in the first quarter ended June 27, 2021.
Wholesale
Revenue from our Wholesale segment was $25.8m for the first quarter ended June 27, 2021 compared to $8.7m for the first quarter ended June 28, 2020. The increase of $17.1m was attributable to higher volume of shipments to our wholesale and international distributor partners. In the comparative quarter, there was a significant reduction in shipments due to COVID-19 disruptions to partner operations.
Other
Revenue from our Other segment was $1.1m, principally from sales to employees, for the first quarter ended June 27, 2021 compared to $7.0m for the first quarter ended June 28, 2020. The decrease of $5.9m was attributable to PPE sales in the comparative quarter, which were temporarily manufactured in support of COVID-19 response efforts.

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Revenue by geography

	First quarter ended		$ Change			% Change
CAD $ millions	June 27, 2021	June 28, 2020	As reported	Foreign exchange impact	In constant currency(2)	As reported	In constant currency(2)
Canada	10.4	11.6	(1.2)	—	(1.2)	(10.3)%	(10.3)%
United States	9.1	2.5	6.6	0.3	6.9	264.0%	276.0%
Asia Pacific	22.4	10.0	12.4	0.1	12.5	124.0%	125.0%
EMEA(1)	14.4	2.0	12.4	0.1	12.5	620.0%	625.0%
Total revenue	56.3	26.1	30.2	0.5	30.7	115.7%	117.6%
(1)EMEA comprises Europe, the Middle East, Africa, and Latin America.
(2)Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.
Revenue increased across all regions except Canada for the first quarter ended June 27, 2021 compared to the comparative quarter resulting from an increase in both DTC and Wholesale revenue. Revenue in Canada grew by 126.1% excluding the $7.0m of PPE sales made in the comparative quarter. Including PPE, revenue in Canada decreased by 10.3%. The increase in revenue in all other regions was attributable to higher revenues due to lower COVID-19 related disruptions, e-Commerce growth in all major markets and the retail store expansion described above.
Gross Profit
Gross profit and gross margin for the first quarter ended June 27, 2021 were $30.7m and 54.5%, respectively, compared to $4.8m and 18.4%, respectively, for the first quarter ended June 28, 2020. The increase in gross profit was attributable to higher revenue as noted above. Gross profit in the comparative quarter included non-recurring PPE sales, manufacturing overhead costs during a period when production ceased due to COVID-19, and the benefit of a one-time duty recovery in the DTC segment. Excluding the impact of these items, gross margin was 43.1% in the comparative quarter. Gross margin in the current quarter reflected the greatest proportion of non-parka sales in categories which typically have slightly lower margins. This was more than fully offset by gross margin expansion across the segments in all categories from the comparative quarter.

	First quarter ended
	June 27, 2021		June 28, 2020
CAD $ millions	Gross profit	Gross margin	Gross profit (loss)	Gross margin	$ Change	% Change
DTC	21.4	72.8%	8.6	82.7%	12.8	148.8%
Wholesale	9.1	35.3%	1.5	17.2%	7.6	506.7%
Other	0.2	18.2%	(5.3)	(75.7)%	5.5	103.8%
Total gross profit	30.7	54.5%	4.8	18.4%	25.9	539.6%

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DTC
Gross profit in our DTC segment was $21.4m for the first quarter ended June 27, 2021 compared to $8.6m for the first quarter ended June 28, 2020. The increase in gross profit was attributable to higher revenues. Excluding the duty recovery of $1.7m relating to China shipments in the comparative quarter, gross margin for the first quarter ended June 28, 2020 was 66.3%. The increase in gross margin to 72.8% in the current quarter was driven by the favourable benefit of higher sales volumes from retail stores (+530 bps) and lower inventory provisions (+70 bps). For the first time in any quarter, non-parka sales represented 50% of revenue, while gross margin expanded in both parka and non-parka categories.
Wholesale
Gross profit in our Wholesale segment was $9.1m for the first quarter ended June 27, 2021 compared to $1.5m for the first quarter ended June 28, 2020. The $7.6m increase in gross profit was attributable to higher revenues. The increase in gross margin was driven by the favourable impact of a higher proportion of sales to our wholesale partners compared to international distributors, which represented the vast majority of sales in this segment in the comparative quarter (+1,470 bps). The incremental benefit from pricing was partially offset by unfavourable geographic mix while non-parka sales was approximately one third of revenue in this segment.
Other
Gross profit and gross margin in our Other segment were $0.2m and 18.2%, respectively, for the first quarter ended June 27, 2021 compared to gross loss and gross margin of $(5.3)m and (75.7)%, respectively, for the first quarter ended June 28, 2020. In response to COVID-19, the Company sold PPE with a gross profit and gross margin were $nil and 0%, respectively, in the comparative quarter. Gross profit and gross margin were affected by $4.3m (-230 bps) in overhead costs resulting from the temporary closure of our manufacturing facilities due to COVID-19 in the comparative quarter.
SG&A Expenses
SG&A expenses were $71.6m for the first quarter ended June 27, 2021 compared to $48.6m for the first quarter ended June 28, 2020. The increase of $23.0m or 47.3% was attributable to $3.6m in higher costs related to the retail store network expansion and the reopening of existing retail stores, $0.7m of higher costs related to e-Commerce volumes and increased investment in e-Commerce infrastructure, $3.6m of incremental investment in marketing and strategic initiatives, and $3.7m of unfavourable foreign exchange fluctuations related to working capital and the Term Loan Facility, net of hedge impacts. Costs also increased as a result of the recognition of $7.1m in COVID-19 related government payroll subsidies in the comparative quarter which did not recur.

Canada Goose Holdings Inc.	Page 13 of 37

	First quarter ended
	June 27, 2021		June 28, 2020
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
DTC	15.3	52.0%	9.6	92.3%	(5.7)	(59.4)%
Wholesale	7.9	30.6%	7.8	89.7%	(0.1)	(1.3)%
Other	48.4		31.2		(17.2)	(55.1)%
Total SG&A expenses	71.6	127.2%	48.6	186.2%	(23.0)	(47.3)%
DTC
SG&A expenses in our DTC segment for the first quarter ended June 27, 2021 were $15.3m, or 52.0% of segment revenue, compared to $9.6m, or 92.3% of segment revenue, for the first quarter ended June 28, 2020. The increase of $5.7m was attributable to $2.9m of higher personnel costs and $0.7m of higher operating costs due to incremental new stores and the reopening of existing retail stores relative to the comparative quarter. Additionally there were $0.7m of higher costs related to e-Commerce volumes and increased investment in e-Commerce infrastructure. Costs also increased due to $1.2m of COVID-19 related government payroll subsidies in the comparative quarter which did not recur. COVID-19 related temporary store closure and pre-store opening costs of less than $0.1m and $0.3m, respectively, were recognized in the first quarter ended June 27, 2021 compared to temporary store closure and pre-store opening costs of $1.7m and $0.3m, respectively, in the comparative quarter.
Wholesale
SG&A expenses in our Wholesale segment for the first quarter ended June 27, 2021 were $7.9m, or 30.6% of segment revenue, compared to $7.8m, or 89.7% of segment revenue, for the first quarter ended June 28, 2020. The increase of $0.1m or 1.3% was attributable to $1.0m of higher freight costs driven by incremental volume in the quarter which was offset by the loss of $0.8m of COVID-19 related government payroll subsidies in the comparative quarter which did not recur.
Other
SG&A expenses in our Other segment, which include unallocated corporate expenses, were $48.4m for the first quarter ended June 27, 2021 compared to $31.2m for the first quarter ended June 28, 2020. The increase of $17.2m or 55.1% was attributable to $3.6m of incremental investment in marketing and strategic initiatives, $3.1m of higher performance-based compensation, and $3.7m of unfavourable foreign exchange fluctuations related to working capital and the Term Loan Facility, net of hedge impacts. Costs also increased due to $5.1m of government payroll subsidies recognized in the comparative quarter which did not recur.

Canada Goose Holdings Inc.	Page 14 of 37

Depreciation and amortization
Depreciation and amortization was $19.8m for the first quarter ended June 27, 2021 compared to $15.5m for the first quarter ended June 28, 2020, an increase of $4.3m. Of the increase, $4.0m was driven by continued retail store expansion as well as information technology-related expenditures to support growth. Depreciation expense on right-of-use assets of $0.6m and $0.2m was related to pre-store opening costs and COVID-19 temporary store closures, respectively, in the first quarter ended June 27, 2021 compared to $0.6m and $3.8m of pre-store opening costs and COVID-19 temporary store closures, respectively, in the first quarter ended June 28, 2020.

	First quarter ended
	June 27, 2021	June 28, 2020
CAD $ millions	Reported	Reported	$ Change	% Change
DTC	15.2	11.2	(4.0)	(35.7)%
Wholesale	1.0	0.9	(0.1)	(11.1)%
Other	3.6	3.4	(0.2)	(5.9)%
Total depreciation and amortization	19.8	15.5	(4.3)	(27.7)%
Operating Loss and Margin
Operating loss and operating margin were $(60.7)m and (107.8)% for the first quarter ended June 27, 2021 compared to $(59.3)m and (227.2)% for the first quarter ended June 28, 2020. The increase in operating loss was attributable to higher operating costs, partially offset by higher gross profit.

	First quarter ended
	June 27, 2021		June 28, 2020
CAD $ millions	Operating income (loss)	Operating margin	Operating income (loss)	Operating margin	$ Change	% Change
DTC	(9.1)	(31.0)%	(12.2)	(117.3)%	3.1	25.4%
Wholesale	0.2	0.8%	(7.2)	(82.8)%	7.4	102.8%
Other	(51.8)		(39.9)		(11.9)	(29.8)%
Total operating loss	(60.7)	(107.8)%	(59.3)	(227.2)%	(1.4)	(2.4)%
DTC
DTC segment operating loss was $(9.1)m for the first quarter ended June 27, 2021 compared to $(12.2)m for the first quarter ended June 28, 2020. The decrease in operating loss and increase in operating margin of $3.1m and 86.3%, respectively, were attributable to improved sales volumes from reduced COVID-19 impacts globally and the growth in e-Commerce revenues of 80.8%. This was partially offset by higher personnel and operating costs due to incremental new stores and increased overall store activity relative to the comparative quarter. Pre-store opening costs and COVID-19 related temporary store closure costs of $0.9m and $0.2m, respectively, were recognized in the first quarter of fiscal 2022 compared to pre-store opening costs and

Canada Goose Holdings Inc.	Page 15 of 37

COVID-19 related temporary store closure costs of $0.9m and $5.5m, respectively, in the comparative quarter.
Wholesale
Wholesale segment operating income was $0.2m for the first quarter ended June 27, 2021 compared to operating loss of $(7.2)m for the first quarter ended June 28, 2020. The increase in operating income and operating margin of $7.4m and 83.6%, respectively, were attributable to a higher segment revenue and gross profit.
Other
Other segment operating loss was $(51.8)m for the first quarter ended June 27, 2021 compared to $(39.9)m for the first quarter ended June 28, 2020. The increase in operating loss of $11.9m was attributable to $17.2m of higher SG&A expenses as discussed above, partially offset by $4.3m of overhead costs resulting from the temporary closure of our manufacturing facilities due to COVID-19 in the comparative quarter.
Net Interest, Finance and Other Costs
Net interest, finance and other costs were $16.5m for the first quarter ended June 27, 2021 compared to $6.7m for the first quarter ended June 28, 2020. The increase of $9.8m was driven by the acceleration of unamortized costs of $9.5m in connection with the Repricing Amendment (as defined below) on the Term Loan Facility and higher interest charges of $2.5m on the Term Loan Facility due to higher gross borrowings from the comparative quarter and a higher average interest rate, partially offset by corporate restructuring costs of $1.6m incurred in the comparative quarter and lower borrowings under the Revolving Facility.
Income Taxes
Income tax recovery was $20.5m for the first quarter ended June 27, 2021 compared to $15.9m for the first quarter ended June 28, 2020. For the first quarter ended June 27, 2021, the effective and statutory tax rates were 26.6% and 25.4%, respectively, compared to 24.1% and 25.4% for the first quarter ended June 28, 2020, respectively. Given our global operations, the effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates.
Net Loss
Net loss for the first quarter ended June 27, 2021 was $(56.7)m compared to $(50.1)m for the first quarter ended June 28, 2020, driven by the factors described above.

Canada Goose Holdings Inc.	Page 16 of 37

Quarterly Financial Information
The following is a summary of selected consolidated financial information for each of the eight most recently completed quarters:

	Fiscal 2022	Fiscal 2021				Fiscal 2020
CAD $ millions (except per share data)	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Revenue
DTC	29.4	172.2	299.4	46.2	10.4	114.2	301.8	74.2
Wholesale	25.8	33.3	160.8	118.5	8.7	25.0	145.3	218.1
Other	1.1	3.3	13.8	30.1	7.0	1.7	5.0	1.7
Total	56.3	208.8	474.0	194.8	26.1	140.9	452.1	294.0
% of fiscal year revenue	—%	23.1%	52.5%	21.6%	2.9%	14.7%	47.2%	30.7%
Net (loss) income	(56.7)	2.9	107.0	10.4	(50.1)	2.5	118.0	60.6
(Loss) earnings per share
Basic	$(0.51)	$0.03	$0.97	$0.09	$(0.46)	$0.02	$1.08	$0.55
Diluted	$(0.51)	$0.03	$0.96	$0.09	$(0.46)	$0.02	$1.07	$0.55
Adjusted EBIT(1)	(60.2)	5.4	157.9	15.7	(46.5)	(9.7)	163.8	79.2
Adjusted net (loss) income per diluted share(1)	$(0.45)	$0.01	$1.01	$0.10	$(0.35)	$(0.12)	$1.08	$0.57
(1)See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
Revenue in our wholesale segment is highest in our second and third quarters as we fulfill wholesale customer orders in time for the Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically negative in the first quarter and reduced in the fourth quarter as we invest ahead of our peak season.
Revenue
Over the last eight quarters, revenue has been impacted by the following:
•the COVID-19 pandemic beginning in the fourth quarter of fiscal 2020;
•timing of store openings;
•launch and expansion of international e-Commerce sites;
•timing and extent of demand generation activities, including in-channel marketing;
•increased manufacturing flexibility through a shift to in-house production, which has an impact on the timing of wholesale order shipments and customer demand;
•timing of end-consumer purchasing in the DTC segment and the availability of new products;
•successful execution of global pricing strategy;
•shift in mix of revenue from wholesale to DTC, which has impacted the seasonality of our financial performance;

Canada Goose Holdings Inc.	Page 17 of 37

•shift in geographic mix of sales to increase sales outside of Canada;
•fluctuation of foreign currencies relative to the Canadian dollar;
•political disruptions in Hong Kong beginning in June 2019;
•protests in many North American cities beginning in the first quarter of fiscal 2021; and
•PPE production beginning in the first quarter through to the third quarter of fiscal 2021.
Net (Loss) Income
Over the last eight quarters, net (loss) income has been affected by the following factors:
•impact of the items affecting revenue, as discussed above;
•costs incurred and relief received from government programs as a result of the COVID-19 pandemic beginning in the fourth quarter of fiscal 2020;
•increase and timing of our investment in brand, marketing, and administrative support as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;
•increase in fixed SG&A costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, resulting in negative and reduced net income in our seasonally low-revenue first and fourth quarters, respectively;
•impact of foreign exchange;
•fluctuations in average cost of borrowings to address growing net working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;
•pre-store opening costs incurred, timing of leases signed, and opening of stores;
•the nature and timing of transaction costs in connection with secondary offerings of shares, the Baffin acquisition, and amendments to long-term debt agreements; and
•the proportion of taxable income in non-Canadian jurisdictions and changes to rates and tax legislation in those jurisdictions.
NON-IFRS FINANCIAL MEASURES
The Company uses certain non-IFRS financial measures in this document and other documents, including EBIT, adjusted EBIT, adjusted EBIT margin, EBITDA, adjusted EBITDA, adjusted net income (loss), adjusted net income (loss) per basic and diluted share, constant currency revenue, net debt, net debt leverage, net working capital, net working capital turnover, and free operating cash flow. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may

Canada Goose Holdings Inc.	Page 18 of 37

calculate these measures differently than we do, limiting their usefulness as comparative measures.

	First quarter ended
CAD $ millions (except per share data)	June 27, 2021	June 28, 2020
EBIT	(60.7)	(59.3)
Adjusted EBIT	(60.2)	(46.5)
Adjusted EBIT margin	(106.9)%	(178.2)%
EBITDA	(37.2)	(40.5)
Adjusted EBITDA	(37.5)	(32.1)
Adjusted net loss	(50.0)	(38.4)
Adjusted net loss per basic and diluted shares	$(0.45)	$(0.35)
Free operating cash flow	(171.7)	(83.2)

CAD $ millions	June 27, 2021	June 28, 2020	March 28, 2021
Net debt	(333.5)	(437.4)	(154.2)
Net working capital	311.3	352.0	202.1
EBIT, adjusted EBIT, adjusted EBIT margin, EBITDA, adjusted EBITDA, adjusted net loss, and adjusted net loss per basic and diluted share
These non-IFRS measures exclude the impact of certain non-cash items and certain other adjustments related to events that are non-recurring or unusual in nature, including the COVID-19 pandemic, that we believe are not reflective of our ongoing operations and that make comparisons of underlying financial performance between periods difficult. We use, and believe that certain investors and analysts use, this information to evaluate our core financial and operating performance for business planning purposes, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry.
For the first quarter ended June 27, 2021, we believe that identifying certain costs directly resulting from the impact of the COVID-19 pandemic and excluding these amounts from our calculation of the non-IFRS measures described above helps management and investors assess the impact of COVID-19 on our business as well as our general economic performance during the period. For the first quarter ended June 27, 2021, these primarily comprised of temporary store closure costs including depreciation and interest expenses. These were partially offset by rent concessions recognized during the period.
Constant currency revenue
Constant currency revenue is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates. We use, and believe that certain investors and analysts use, this information to assess how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations. See the Revenue section of

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the “Results of Operations” for a reconciliation of reported revenue and revenue on a constant currency basis.
Net debt and net debt leverage
We define net debt as total indebtedness, net of cash, and net debt leverage as the ratio of net debt to adjusted EBITDA, measured on a spot basis. We use, and believe that certain investors and analysts use, these non-IFRS financial measures to determine the Company’s financial leverage and ability to meet its debt obligations. See “Financial Condition, Liquidity and Capital Resources - Indebtedness” below for a table providing the calculation of net debt and discussion of net debt leverage.
Net working capital and net working capital turnover
We define net working capital as current assets, net of cash, minus current liabilities, excluding the short-term borrowings and current portion of lease liabilities. Net working capital turnover is the ratio of average net working capital to revenue, by averaging net working capital for each quarter. We use, and believe that certain investors and analysts use, this information to assess the Company’s liquidity and management of net working capital resources. See “Financial Condition, Liquidity and Capital Resources” below for a table providing the calculation of net working capital.
Free operating cash flow
We define free operating cash flow as net cash flows from (used in) operating activities plus net cash flows from (used in) investing activities, minus principal payments on lease liabilities. We use, and believe that certain investors and analysts use, this information to assess the Company’s financial leverage and cash available for repayment of borrowings and other financing activities and as an indicator of operational financial performance. See “Cash Flows” below for a table providing the free operating cash flow balance for the quarter.

Canada Goose Holdings Inc.	Page 20 of 37

The tables below reconcile net income to EBIT, adjusted EBIT, EBITDA, adjusted EBITDA, and adjusted net loss for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	First quarter ended
CAD $ millions	June 27, 2021	June 28, 2020
Net loss	(56.7)	(50.1)
Add (deduct) the impact of:
Income tax recovery	(20.5)	(15.9)
Net interest, finance and other costs	16.5	6.7
EBIT	(60.7)	(59.3)
Unrealized foreign exchange (gain) loss on Term Loan Facility (a)	(0.9)	(0.1)
Share-based compensation (b)	0.1	0.1
Net temporary store closure costs (c)	0.2	5.5
Net excess overhead costs from temporary closure of manufacturing facilities (c)	—	4.3
Pre-store opening costs (d)	0.9	0.9
Transition of logistics agencies (g)	—	1.5
Costs of the Baffin acquisition (h)	—	0.4
Other	0.2	0.2
Total adjustments	0.5	12.8
Adjusted EBIT	(60.2)	(46.5)
Adjusted EBIT margin	(106.9)%	(178.2)%

Add the impact of:
Depreciation and amortization(1)	23.5	18.8
EBITDA(2)	(37.2)	(40.5)
Adjusted EBITDA(3)	(37.5)	(32.1)
(1)Depreciation and amortization include depreciation on right-of-use assets under IFRS 16, Leases.
(2)EBITDA is defined as earnings before interest, taxes, depreciation and amortization. We reported earnings before interest, taxes, depreciation and amortization, and rent expense (“EBITDAR”) in prior periods. EBITDAR has been replaced with EBITDA given the rent component used in the calculation of EBITDAR is not meaningful.
(3)Adjusted EBITDA is calculated as EBITDA, adjusted for items (a) to (g) but excluding $0.2m of net temporary store closure costs in (c), and $0.6m of pre-store opening costs in (d), for the first quarter ended June 27, 2021, compared to the exclusion of net temporary store closure costs of $3.8m and pre-store opening costs of $0.6m for the first quarter ended June 28, 2020, respectively.

Canada Goose Holdings Inc.	Page 21 of 37

	First quarter ended
CAD $ millions	June 27, 2021	June 28, 2020
Net loss	(56.7)	(50.1)
Add (deduct) the impact of:
Unrealized foreign exchange (gain) loss on Term Loan Facility (a)	(0.9)	(0.1)
Share-based compensation (b)	0.1	0.1
Net temporary store closure costs (c) (e)	0.2	6.7
Net excess overhead costs from temporary closure of manufacturing facilities (c)	—	4.3
Pre-store opening costs (d) (f)	1.0	1.1
Transition of logistics agencies (g)	—	1.5
Costs of the Baffin acquisition (h)	—	0.4
Acceleration of unamortized costs on Term Loan Facility Repricing (i)	9.5	—
Restructuring expense (c)	—	1.6
Other	0.2	0.2
Total adjustments	10.1	15.8
Tax effect of adjustments	(3.4)	(4.1)
Adjusted net loss	(50.0)	(38.4)
(a)Unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.
(b)Non-cash based compensation expense on stock options issued prior to the Company’s initial public offering (“IPO”) under the Legacy Plan and cash payroll taxes paid of less than $0.1m (first quarter ended June 28, 2020 - $0.1m) on gains earned by option holders (compensation) when stock options are exercised.
(c)Net temporary store closure costs of $0.2m were incurred in the first quarter ended June 27, 2021. These were comprised of temporary store costs of $0.4m, partially offset by government subsidies of $0.2m in Europe. Globally, government subsidies of $8.7m were recognized in the first quarter ended June 28, 2020. Government subsidies were recorded as a reduction to excess overhead costs from temporary closure of manufacturing facilities ($1.3m), temporary store closure costs ($0.9m), and restructuring expense ($0.3m), for the first quarter ended June 28, 2020. The benefit of $6.2m of government subsidies therefore remained in adjusted EBIT as a reduction to the associated wage costs for the first quarter ended June 28, 2020.
(d)Costs incurred during pre-opening periods for new retail stores, including depreciation on right-of-use assets.
(e)Includes less than $0.1m of interest expense on lease liabilities for temporary store closures in the first quarter ended June 27, 2021 (first quarter ended June 28, 2020 - $1.2m).
(f)Pre-store opening costs incurred in (d) above plus $0.1m of interest expense on lease liabilities for new retail stores during pre-opening periods in the first quarter ended June 27, 2021 (first quarter ended June 28, 2020 - $0.2m).

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(g)Costs incurred for the transition of logistics, warehousing, and freight forwarding agencies to enhance our global distribution structure.
(h)Costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.
(i)Non-cash unamortized costs accelerated in connection with the Repricing Amendment on April 9, 2021.
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Financial Condition
The following table represents our net working capital(1) position as at June 27, 2021, June 28, 2020 and March 28, 2021.

CAD $ millions	June 27, 2021	June 28, 2020	$ Change	March 28, 2021	$ Change
Current assets	790.6	669.4	121.2	896.9	(106.3)
Deduct: Cash	(305.9)	(160.1)	(145.8)	(477.9)	172.0
Current assets, net of cash	484.7	509.3	(24.6)	419.0	65.7

Current liabilities	233.9	197.7	36.2	262.1	(28.2)
Deduct the impact of:
Current borrowings	(10.9)	(2.6)	(8.3)	—	(10.9)
Current portion of lease liabilities	(49.6)	(37.8)	(11.8)	(45.2)	(4.4)
Current liabilities, net of lease liabilities	173.4	157.3	16.1	216.9	(43.5)

Net working capital(1)	311.3	352.0	(40.7)	202.1	109.2
(1)See “Non-IFRS Financial Measures” for a description of this measure.
As at June 27, 2021, we had $311.3m of net working capital compared to $352.0m of net working capital as at June 28, 2020. The $40.7m decrease, or 11.6%, was driven by lower inventory levels of $24.1m due to improved sales and lower production in the comparative quarter, and a $14.8m increase in accounts payable and accrued liabilities, driven by higher accrued expenses attributable to the expanded retail network. Net working capital turnover(1) was 138.2% in the quarter ended June 27, 2021.

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Cash Flows
The following table summarizes the Company’s consolidated statement of cash flows for the first quarter ended June 27, 2021 compared to the first quarter ended June 28, 2020.

	First quarter ended
CAD $ millions	June 27, 2021	June 28, 2020	$ Change
Total cash (used in) provided by:
Operating activities	(154.5)	(69.8)	(84.7)
Investing activities	(7.3)	(4.8)	(2.5)
Financing activities	(3.4)	203.5	(206.9)
Effects of foreign currency exchange rate changes on cash	(6.8)	(0.5)	(6.3)
Increase (decrease) in cash	(172.0)	128.4	(300.4)
Cash, beginning of period	477.9	31.7	446.2
Cash, end of period	305.9	160.1	145.8

Free operating cash flow(1)	(171.7)	(83.2)	(88.5)
(1)See “Non-IFRS Financial Measures” for a description of this measure.
Cash Requirements
Our primary need for liquidity is to fund net working capital, capital expenditures, debt services, and general corporate requirements of our business. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also utilize our Mainland China Facility, the Revolving Facility, and the Trade accounts receivable factoring program to provide short-term liquidity and to have funds available for net working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Historically, cash flows from operating activities have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
Cash flows used in operating activities
Cash flows used in operating activities were $154.5m for the first quarter ended June 27, 2021 compared to $69.8m for the first quarter ended June 28, 2020. The expected increase in cash used in operating activities of $84.7m was driven by $46.6m of increased inventory production as our manufacturing facilities exclusively produced PPE in the comparative quarter, $31.7m of higher settlements of trade payables, and $9.7m of higher taxes paid.

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Cash flows used in investing activities
Cash flows used in investing activities were $7.3m for the first quarter ended June 27, 2021 compared to cash flows used in investing activities of $4.8m for the first quarter ended June 28, 2020. The increase in cash flows used in investing activities of $2.5m was due to the investment program behind our strategic initiatives, including higher costs incurred for retail store construction driven by the timing of store openings.
Cash flows (used in) from financing activities
Cash flows used in financing activities were $3.4m for the first quarter ended June 27, 2021 compared to cash flows from financing activities of $203.5m for the first quarter ended June 28, 2020. The increase in cash flows used in financing activities of $206.9m was driven by $209.5m of higher borrowings on the Revolving Facility in the comparative quarter.
Free operating cash flow(1)
The table below reconciles the cash flows used in operating and investing activities, and principal payments on lease liabilities to free operating cash flow.

	First quarter ended
CAD $ millions	June 27, 2021	June 28, 2020	$ Change
Total cash used in:
Operating activities	(154.5)	(69.8)	(84.7)
Investing activities	(7.3)	(4.8)	(2.5)

Deduct the impact of:
Principal payments on lease liabilities	(9.9)	(8.6)	(1.3)
Free operating cash flow(1)	(171.7)	(83.2)	(88.5)
(1)See “Non-IFRS Financial Measures” for a description of this measure.
Free operating cash flows used in the first quarter ended June 27, 2021 increased to $(171.7)m from $(83.2)m for the first quarter ended June 28, 2020 due to higher cash flows used in operating and investing activities as described above and higher principal paid on lease liabilities.

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Indebtedness
The following table presents our net debt(1) as at June 27, 2021, June 28, 2020, and March 28, 2021.

CAD $ millions	June 27, 2021	June 28, 2020	$ Change	March 28, 2021	$ Change
Cash	305.9	160.1	145.8	477.9	(172.0)
Mainland China Facility	(7.2)	(2.6)	(4.6)	—	(7.2)
Revolving Facility	—	(210.5)	210.5	—	—
Term Loan Facility	(367.9)	(155.7)	(212.2)	(377.3)	9.4
Lease liabilities	(264.3)	(228.7)	(35.6)	(254.8)	(9.5)
Net debt(1)	(333.5)	(437.4)	103.9	(154.2)	(179.3)
(1)See “Non-IFRS Financial Measures” for a description of this measure.
As at June 27, 2021, net debt was $333.5m compared to $437.4m as at June 28, 2020. The decrease of $103.9m was driven by a significant improvement in our cash position of $145.8m, partially offset by an increase of $35.6m in lease liabilities. The Revolving Facility balance from the comparative quarter of $210.5m was replaced with increased borrowings on the Term Loan Facility of $212.2m due to the Refinancing Amendment. Net debt leverage(1) as at June 27, 2021 was 1.6 times adjusted EBITDA.
Net debt as at June 27, 2021 was $333.5m compared to $154.2m as at March 28, 2021. The decrease in net debt of $179.3m was driven by the expected consumption of cash in this quarter of $172.0m.
Mainland China Facility
A subsidiary of the Company in Mainland China has an uncommitted loan facility in the amount of RMB 160.0m. The Mainland China Facility includes a non-financial bank guarantee facility in the amount of RMB 10.0m. The term of each draw on the loan will be one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate is equal to 105% of the applicable People's Bank of China Benchmark Lending Rate and payable at one, three or six months, depending on the term of each draw. The Mainland China Facility is guaranteed by the Company and proceeds drawn on the Mainland China Facility will be used to support working capital requirements. As at June 27, 2021, the Company had a balance of $7.2m on the Mainland China Facility (June 28, 2020 - $2.6m, March 28, 2021 - $nil).

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Revolving Facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based Revolving Facility consisting of a revolving credit facility in the amount of $467.5m, with an increase in commitments to $517.5m during the peak season (June 1 - November 30). The Revolving Facility matures on June 3, 2024. Amounts owing under the Revolving Facility may be borrowed, repaid and re-borrowed for general corporate purposes.
As at June 27, 2021, the Company had repaid all amounts owing on the revolving facility (June 28, 2020 - $210.5m and March 28, 2021 - $nil) and related deferred financing charges in the amounts of $1.6m, $2.0m, and $1.7m, respectively, were included in other long-term liabilities. As at and during the first quarter ended June 27, 2021, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the Revolving Facility of $313.7m as at June 27, 2021 (June 28, 2020 - $169.3m, March 28, 2021 - $181.2m).
The Company had a first-in, last-out facility included in the Revolving Facility in the amount of $50.0m which matured on May 25, 2021. No amounts were outstanding at the time of maturity and the first-in, last-out facility has not been renewed.
As at June 27, 2021, the Company had letters of credit outstanding under the Revolving Facility of $6.2m (June 28, 2020 - $6.5m, March 28, 2021 - $5.0m).
Term Loan Facility
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the Revolving Facility. As a result of the Refinancing Amendment which took place on October 7, 2020, the aggregate principal amount owing increased to US$300.0m from US$113.8m.

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On April 9, 2021, the Company entered into an agreement with its lenders to reprice its term loan, referred to as the Repricing Amendment and Fifth Amendment to Credit Agreement ("Repricing Amendment"). The Repricing Amendment decreases the interest to a rate of LIBOR plus an applicable margin of 3.50% from LIBOR plus an applicable margin of 4.25%, payable quarterly in arrears. The Company elected to account for the Repricing Amendment as a debt extinguishment and re-borrowing of the loan amount. As a result, the acceleration of unamortized costs of $9.5m was included in net interest, finance and other costs in the statement of loss. In connection with the Repricing Amendment, the Company incurred transaction costs of $1.0m which are being amortized using the effective interest rate method over the new term to maturity.
As a result of the Repricing Amendment, there were no changes to the following terms from the existing Term Loan Facility: a) the aggregate principal amount of US$300.0m; b) the maturity date of October 7, 2027; c) LIBOR may not be less than 0.75%, and d) US$0.75m on the principal amount is repayable quarterly. The Repricing Amendment had no impact on the existing derivative contracts entered into on October 30, 2020.
Voluntary prepayments of amounts owing under the Term Loan Facility may be made at any time without premium or penalty, but once repaid may not be reborrowed. The Company began quarterly repayments of US$0.75m on the principal amount during the first quarter ended June 27, 2021. The Company has pledged substantially all of its assets as collateral for the Term Loan Facility. The Term Loan Facility contains financial and non-financial covenants. As at and during the first quarter ended June 27, 2021, the Company was in compliance with all covenants.
As the Term Loan Facility is denominated in U.S. dollars, the Company remeasures the outstanding balance in Canadian dollars at each balance sheet date. As at June 27, 2021, we had $367.9m (US$300.0m) aggregate principal amount outstanding under the Term Loan Facility (March 28, 2021 - $377.3m). The difference in amounts in these periods is the result of the change in the CAD:USD exchange rate. In the comparative quarter, prior to the Refinancing Amendment, the aggregate principal amount owing was $155.7m.
Short-term Borrowings
The Company has short-term borrowings in the amount of $10.9m. Short-term borrowings include $7.2m owing on the Mainland China Facility and $3.7m for the quarterly principal repayments on the Term Loan Facility. Short-term borrowings are all due within the next 12 months.
Lease Liabilities
The Company had $264.3m (June 28, 2020 - $228.7m, March 28, 2021 - $254.8m) of lease liabilities as at June 27, 2021, of which $49.6m (June 28, 2020 - $37.8m, March 28, 2021 - $45.2m) are due within one year. Lease liabilities represent the discounted amount of future payments under leases for right-of-use assets.
Capital Management
The Company manages its capital and capital structure, with the objectives of safeguarding sufficient net working capital(1) over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. We will continually assess the adequacy of the Company’s capital structure and capacity and make

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adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
(1)    See “Non-IFRS Financial Measures” for a description of these measures.
Contractual Obligations
The following table summarizes certain of our significant contractual obligations and other obligations for the applicable fiscal periods as at June 27, 2021:

CAD $ millions	Q2 to Q4 2022	2023	2024	2025	2026	2027	Thereafter	Total
	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	149.6	—	—	—	—	—	—	149.6
Mainland China Facility	7.2	—	—	—	—	—	—	7.2
Term Loan Facility	2.8	3.7	3.7	3.7	3.7	3.7	346.6	367.9
Interest commitments relating to borrowings(1)	12.0	15.6	15.6	15.6	15.6	15.6	23.5	113.5
Foreign exchange forward contracts	—	2.2	—	—	22.4	—	—	24.6
Lease obligations	43.8	60.5	50.2	45.4	34.3	27.9	43.6	305.7
Pension obligation	—	—	—	—	—	—	2.1	2.1
Total contractual obligations	215.4	82.0	69.5	64.7	76.0	47.2	415.8	970.6
(1)    Interest commitments are calculated based on the loan balance and the interest rate payable on the Mainland China Facility and the Term Loan Facility of 4.26% and 4.25%, respectively, as at June 27, 2021.
As at June 27, 2021, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, and deferred income tax liabilities. These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
Off-Balance Sheet Arrangements
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations, including leases. In Europe, the Company also entered into an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. Refer to the “Credit risk” section of this MD&A for additional details on the Trade accounts receivable factoring program. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we did not have any material off-balance sheet arrangements or commitments as at June 27, 2021.
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Letters of guarantee are available for terms of up to twelve months and will be charged a fee equal to 1.2% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company shall immediately reimburse the issuing bank for amounts drawn on issued letters of guarantees. As at June 27, 2021, the Company had $5.9m outstanding in connection with its leases.

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Outstanding Share Capital
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at August 6, 2021, there were 59,524,840 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at August 6, 2021, there were 3,176,775 options and 237,423 restricted share units outstanding under the Company’s equity incentive plans, of which 1,202,180 options were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units will be paid at settlement through the issuance of one subordinate voting share per restricted share unit.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with credit risk, foreign currency risk, and interest rate risk.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. As at June 27, 2021, accounts receivable totaling approximately $7.6m (June 28, 2020 - $4.7m, March 28, 2021 - $5.7m) were insured, under a maximum credit limit of $30.0m. Complementary to third party insurance, the Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its accounts receivable credit risk exposure.
Trade accounts receivable factoring program
A subsidiary of the Company in Europe has an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. For the first quarter ended June 27, 2021, the Company received cash proceeds from the sale of trade accounts receivable with carrying values of $0.9m which were derecognized from the Company's statement of financial position (first quarter ended June 28, 2020 - $nil). Fees of less than $0.1m were incurred during the first quarter ended June 27, 2021 (first quarter ended June 28, 2020 - $nil) and included in net interest, finance and other costs in the statement of loss. As at June 27, 2021, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service, was $0.9m (June 28, 2020 - $nil, March 28, 2021 - $nil).

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Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Interim Financial Statements are expressed in Canadian dollars, but a portion of the Company’s net assets are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, and Hong Kong dollars. Furthermore, as our business in Greater China grows, transactions in Chinese yuan and Hong Kong dollar will increase. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses. Appreciating foreign currencies relative to the Canadian dollar will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of U.S. dollar denominated purchases as a result of changes in U.S. dollar exchange rates. A depreciating Canadian dollar relative to the U.S. dollar will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar will have the opposite impact.
The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk to fluctuations in the U.S. dollar, euro, British pound sterling, Swiss franc, Chinese yuan, Hong Kong dollar, and Swedish krona exchange rates for revenues and purchases. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. The operating hedge program for the fiscal year ending April 3, 2022 was initiated on December 18, 2020.
During the first quarter ended June 27, 2021, the Company re-assessed the operating hedge program for the fiscal year ending April 3, 2022 to better protect the Company against adverse fluctuations in foreign exchange rates. Based on revenues, purchases and expenses incurred in the quarter, the re-assessment allows the Company to reduce its exposure to variability in the cash flows, resulting in a rebalancing of the operating hedge program for the year ending April 3, 2022. Due to the rebalancing, $0.2m was recognized as unrealized foreign exchange gains and losses.
The Company recognized the following unrealized gains in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

First quarter ended
	June 27, 2021		June 28, 2020
CAD $ millions	Net gain	Tax expense	Net gain	Tax expense
	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	0.7	(0.2)	2.3	(0.8)

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For the first quarter ended June 27, 2021, gains of $0.1m (first quarter ended June 28, 2020 - $nil) were reclassified from other comprehensive income to SG&A expenses on derivatives designated as cash flow hedges. For the first quarter ended June 27, 2021, gains of $1.0m (first quarter ended June 28, 2020 - $nil) were reclassified from other comprehensive income to inventory on derivatives designated as cash flow hedges.
For the first quarter ended June 27, 2021, unrealized gains of $0.3m (first quarter ended June 28, 2020 - unrealized gains of $0.6m) on forward exchange contracts that were not treated as hedges were recognized in SG&A expenses in the statement of loss.
Foreign currency forward exchange contracts outstanding as at June 27, 2021 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	US$	79.0	U.S. dollars
		€89.1	euros

Forward contract to sell Canadian dollars	US$	59.0	U.S. dollars
		€55.9	euros

Forward contract to purchase euros	CNY	435.0	Chinese yuan
		£28.2	British pounds sterling
	HKD	56.2	Hong Kong dollars
	SEK	0.1	Swedish kronor

Forward contract to sell euros	CHF	0.2	Swiss francs
	CNY	141.9	Chinese yuan
		£2.9	British pounds sterling
Foreign exchange risk on borrowings
Amounts available for borrowing under Mainland China Facility and part of our Revolving Facility are denominated in Chinese renminbi and U.S. dollars, respectively. As at June 27, 2021, there were no amounts owing under the Revolving Facility.
Amounts available for borrowing under the Term Loan Facility are denominated in U.S. dollars. Based on our outstanding balances of $367.9m (US$300.0m) under the Term Loan Facility as at June 27, 2021, a $0.01 depreciation in the value of the Canadian dollar compared to the U.S. dollar would have resulted in a decrease in our pre-tax income of $3.0m solely as a result of that exchange rate fluctuation’s effect on the debt.

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The Company enters into derivative transactions to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk related to principal and interest payments on the Term Loan Facility denominated in U.S. dollars. The Company also entered into a five-year forward exchange contract by selling $368.5m and receiving US$270.0m as measured on the trade date, to fix the foreign exchange risk on a portion of the Term Loan Facility.
The Company recognized the following unrealized losses and gains in the fair value of derivatives designed as hedging instruments in other comprehensive income:

	First quarter ended
	June 27, 2021		June 28, 2020
CAD $ millions	Net loss	Tax recovery	Net (loss) gain	Tax recovery (expense)
	$	$	$	$
Swaps designated as cash flow hedges	(0.5)	0.2	(2.1)	0.3
Euro-denominated cross-currency swap designated as a net investment hedge	—	—	1.6	(0.3)
The Company reclassified the following losses and gains from other comprehensive income on derivatives designated as hedging instruments to SG&A expenses:

	First quarter ended
CAD $ millions	June 27, 2021	June 28, 2020
Loss from other comprehensive income	$	$
Swaps designated as cash flow hedges	0.2	2.2
For the first quarter ended June 27, 2021, unrealized losses of $7.5m (first quarter ended June 28, 2020 - unrealized losses of $0.8m) in the fair value of the long-dated forward exchange contract related to a portion of the term loan balance were recognized in SG&A expenses in the statement of loss.
Interest rate risk
We are exposed to interest rate risk related to the effect of interest rate changes on borrowings outstanding under our Mainland China Facility, Revolving Facility, and Term Loan Facility. As at June 27, 2021, the Company had $7.2m outstanding under our Mainland China Facility which currently bears interest at 4.26%. As at June 27, 2021, the Company had $367.9m outstanding under the Term Loan Facility which currently bears interest at 4.25%. As at June 27, 2021, the Company had repaid all amounts owing on the Revolving Facility. Based on the weighted average amount of outstanding borrowings on our Mainland China Facility during the first quarter ended June 27, 2021, a 1.00% increase in the average interest rate on our borrowings would have increased interest expense by less than $0.1m (first quarter ended June 28, 2020 - less than $0.1m). Correspondingly, a 1.00% increase in the average interest rate would have increased interest expense on the Revolving Facility and Term Loan Facility by less than $0.1m and $0.9m, respectively (first quarter ended June 28, 2020 - $0.3m and $0.4m, respectively).

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The Company entered into five-year interest rate swaps by fixing the LIBOR component of its interest rate at 0.95% on notional debt of US$270.0m. The swaps terminate on December 31, 2025. Subsequent to the Repricing Amendment, the applicable interest rate on the interest rate swaps was 4.45%. The interest rate swaps were designated at inception and accounted for as cash flow hedges.
Interest rate risk on the Term Loan Facility is partially mitigated by interest rate swap hedges. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of our borrowings at that time.
RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the first quarter ended June 27, 2021, the Company incurred expenses with related parties of $0.2m (first quarter ended June 28, 2020 - less than 0.1m) from companies related to certain shareholders. Balances owing to related parties as at June 27, 2021 were $0.2m (June 28, 2020 - $0.4m, March 28, 2021 - $0.3m).
A lease liability due to the controlling shareholder of the acquired Baffin Inc. business (the “Baffin Vendor”) for leased premises was $4.4m as at June 27, 2021 (June 28, 2020 - $5.1m). For the first quarter ended June 27, 2021, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totaling $0.3m (first quarter ended June 28, 2020 - $0.3m). No amounts were owing to Baffin entities as at June 27, 2021, June 28, 2020, and March 28, 2021.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Interim Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our Annual Financial Statements and Interim Financial Statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.
The following are the accounting policies subject to judgments and key sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in the Interim Financial Statements.
Revenue recognition. Revenue comprises DTC, Wholesale, and Other segment revenues. Revenue is measured at the amount of consideration to which the Company expects to be entitled in exchange for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of sales tax, estimated returns, sales allowances, and discounts. The Company recognizes revenue when the Company has agreed terms with its customers, the contractual rights and payment terms have been identified, the contract has commercial substance, it is probable that consideration will be collected by the Company, and when control of the goods is transferred to the customer have been met.

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It is the Company’s policy to sell merchandise through the DTC channel with a limited right to return, typically within 30 days. Accumulated experience is used to estimate and provide for such returns.
Inventories. Inventories are carried at the lower of cost and net realizable value which requires us to use estimates related to fluctuations in inventory levels, planned production, customer behaviour, obsolescence, future retail prices, seasonality and costs necessary to sell the inventory.
We periodically review our inventories and make provisions as necessary to appropriately value obsolete or damaged raw materials and finished goods. In addition, as part of inventory valuations, we accrue for inventory shrinkage for lost or stolen items based on historical trends from actual physical inventory counts.
Leases. We exercise judgment when contracts are entered into that may give rise to a right-of-use asset that would be accounted for as a lease. Judgment is required in determining the appropriate lease term on a lease by lease basis. We consider all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option at inception and over the term of the lease, including investments in major leaseholds, operating performance, and changed circumstances. The periods covered by renewal or termination options are only included in the lease term if we are reasonably certain to exercise that option. Changes in the economic environment or changes in the retail industry may impact the assessment of the lease term.
We determine the present value of future lease payments by estimating the incremental borrowing rate specific to each leased asset or portfolio of leased assets. We determine the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating our creditworthiness, the security, term, and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to macroeconomic changes in the environment.
Impairment of non-financial assets (goodwill, intangible assets, property, plant and equipment, and right-of-use assets). We are required to use judgment in determining the grouping of assets to identify their cash generating units (“CGU”) for the purposes of testing non-financial assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. Judgment is also applied in allocating the carrying amount of assets to CGUs. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.
In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. We determine value-in-use by using estimates including projected future revenues, margins, costs, and capital investment consistent with strategic plans presented to the Board of Directors. Fair value less costs of disposal are estimated with reference to observable market transactions. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.
Income and other taxes. Current and deferred income taxes are recognized in the statement of income, except when it relates to a business combination, or items recognized in equity or in other comprehensive income. Application of judgment is required regarding the classification of

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transactions and in assessing probable outcomes of claimed deductions including expectations about future operating results, the timing and reversal of temporary differences and possible audits of income tax and other tax filings by the tax authorities in the various jurisdictions in which the Company operates.
Warranty. The critical assumptions and estimates used in determining the warranty provision at the statement of financial position date are: the number of jackets expected to require repair or replacement; the proportion to be repaired versus replaced; the period in which the warranty claim is expected to occur; the cost of repair; the cost to replace a jacket; and the risk-free rate used to discount the provision to present value. We review our inputs to this estimate on a quarterly basis to ensure the provision reflects the most current information regarding our products.
CHANGES IN ACCOUNTING POLICIES
Standards issued and adopted
In March 2021, the IASB issued an amendment to IFRS 16, Leases to extend the period over which the practical expedient is available for use. This amendment exempts lessees from determining whether COVID-19 related rent concessions for lease payments originally due on or before June 30, 2022 are lease modifications. The amendment is effective for annual reporting periods beginning on or after April 1, 2021 and earlier application is permitted. In accordance with the guidance issued, the Company adopted the amendment effective March 29, 2021 and elected not to treat COVID-19 related rent concessions as lease modifications. Rent concessions of $0.2m were recognized in the statement of loss for the first quarter ended June 27, 2021.
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is assessing the potential impact of the amendment.
In August 2020, the IASB issued “Interest Rate Benchmark Reform – Phase II (amendments to IFRS 9, Financial Instruments; IFRS 7, Financial Instruments: Disclosures; IAS 39, Financial Instruments: Recognition and Measurement; IFRS 4, Insurance Contracts and IFRS 16, Leases)”, which addresses issues that affect financial reporting once an existing benchmark rate is replaced with an alternative rate and provides specific disclosure requirements. The

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amendment is effective for annual reporting periods beginning on or after January 1, 2021. Earlier application is permitted. The Company is assessing the potential impact of the amendment.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Management, including the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective as of June 27, 2021 to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting includes policies and procedures that:
•Pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the receipts and expenditures of the Company are made only in accordance with authorizations of management and directors; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company that could have a material effect on the consolidated financial statements.
There has been no change in the Company’s internal control over financial reporting during the first quarter ended June 27, 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Management determined that the Company’s internal control over financial reporting was effective as of June 27, 2021.
Limitations of Controls and Procedures
Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Management's projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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